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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           ATHENA MEDICAL CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   046851 10 1
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                      (CUSIP Number of Class of Securities)

   Sehar Ahmad, Esq., 1211 S.W. Fifth Avenue, Suite 1500, Portland, OR  97204
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1994
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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--------------------                                        --------------------
CUSIP NO.                         SCHEDULE 13D
046851 10 1                                                    Page 2 of 4 Pages
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1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John F. Perry
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /

     Not applicable                                         (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                    7    SOLE VOTING POWER
NUMBER OF                963,210
SHARES              ------------------------------------------------------------
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                     0
REPORTING           ------------------------------------------------------------
PERSON
WITH                9    SOLE DISPOSITIVE POWER
                         963,210
                    ------------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     963,210
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.8%

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14   TYPE OF REPORTING PERSON*
     IN
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ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, $.01 par value, of Athena Medical Corporation, a Nevada corporation (formerly known as Xtramedics, Inc.) (the "Company"), having its principal executive office at 10180 S.W. Nimbus Avenue, Suite J-5, Portland, Oregon 97223.

ITEM 2(a).  NAME OF PERSON FILING.

     This Schedule 13D relates to John F. Perry.

ITEM 2(b).  BUSINESS ADDRESS

     The business address of the reporting person is 10180 S.W. Nimbus Avenue, Suite J-5, Portland, Oregon 97223.

ITEM 2(c).  PRINCIPAL OCCUPATION.

     Mr. Perry is the Chairman and Chief Executive Officer of the Company.

ITEM 2(d) AND (e).  LEGAL PROCEEDINGS.

     Mr. Perry has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to federal or state securities laws, or finding any violation with respect to such law.

ITEM 2(f).  CITIZENSHIP.

     Mr. Perry is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In connection with a share exchange agreement entered into on February 17, 1994, between the Company and Athena ProFem, Inc., Mr. Perry was issued 308,570 shares of Common Stock of the Company in exchange for shares he held of Athena ProFem, Inc.

     The Schedule 13D reporting requirements were triggered by the deemed beneficial ownership of stock issuable upon the exercise of options granted pursuant


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to the Athena Medical Corporaton 1994 Incentive and Non-Qualified Stock Option
Plan.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The shares of Common Stock held by Mr. Perry were acquired solely for investment purposes and Mr. Perry, as a stockholder, does not have any plans or proposals which relate to, or would result in any of the actions specified in clauses (a) through (j) of Schedule 13D under the Act.

     Mr. Perry may purchase additional shares of Common Stock at any time and from time to time and may sell or otherwise dispose of shares of Common Stock at any time or from time to time. Any such decision will be based on a variety of factors and circumstances, including, but not limited to general economic and market conditions and the financial and business outlook for the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The 963,210 shares of Common Stock presently owned by Mr. Perry represent approximately 13.8% of the issued and outstanding shares of Common Stock of the Company based upon 6,914,743 shares reported to be outstanding on March 10, 1995. Mr. Perry exercises sole voting and investment power with regard to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Dated as of March 10, 1995.



                                                     /s/ John F. Perry
                                        ----------------------------------------
                                                       John F. Perry


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